TRANSGLOBE ENERGY CORPORATION
Suite 2300, 250 - 5th Street S.W.
Calgary, Alberta T2P 0R4
Tel: (403) 264-9888
Web site: www.trans-globe.com

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 11, 2011

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual General and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held on the 3rd Floor of Centennial Place West, 250 – 5th Street S.W., Calgary, Alberta, on Wednesday, May 11, 2011, at 3:00 p.m. (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2010 and the Auditors' Reports thereon;

(b)	to fix the number of directors of the Company at seven (7);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving an amended and restated shareholder rights protection plan for the Company, as more particularly described in the accompanying management proxy circular ("Information Circular"); and

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 4, 2011. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

2

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 265-1455.

DATED at Calgary, Alberta this 25th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT PROXY CIRCULAR
For the Annual General and Special Meeting of Shareholders to be held on May 11, 2011

This Management Proxy Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company"), to be held on the 3rd Floor of Centennial Place West, 250 – 5th Street S.W., Calgary, Alberta, on May 11, 2011 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 25, 2011.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Information Circular, the accompanying Notice of Meeting, the Company's annual report and the form of proxy are expected to be mailed to registered shareholders on or before April 12, 2011. The Company's common shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and the issued and outstanding common shares of the Company are listed and posted for trading on the OMX Global Select Market of the National Association of Securities Dealers' Automated Quotation ("NASDAQ") system. The Company is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the proxy formatting and filing requirements of the 1934 Act. This Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars ("C$") as reported by the Bank of Canada were as follows for each of the years ended December 31, 2010, 2009 and 2008:

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
End of Period	C$0.9946	C$1.0466	C$1.2246
Period Average	C$1.0299	C$1.1420	C$1.0671

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on April 4, 2011 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder ("Shareholder"). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders (beneficial Shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, fax number (403) 265-1455 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Olympia Trust Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The Common Shares are entitled to one vote each, and the number outstanding as of the date hereof is 72,914,071 Common Shares. Only Shareholders of record by 4:30 p.m. (Calgary time) on April 4, 2011, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2010 and the auditors' reports on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the present time at seven (7), as may be adjusted between Shareholders' meetings by way of resolution of the board of directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at seven (7).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for each of the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase, Dyment and Guidry are ordinarily resident in Canada.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation during the last five years of each are as follows:

Number of Common
Name, Place of Residence and	Shares Beneficially
Position with the Company	Owned or Controlled	Date First Appointed	Principal Occupation

Robert A. Halpin(1)(3)(4) Alberta, Canada Chairman of the Board and Director	657,000(5)	March 21, 1997	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry.

Ross G. Clarkson Alberta, Canada President, CEO and Director	1,902,154(6)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience in exploration and development.

Lloyd W. Herrick Alberta, Canada Vice-President, COO and Director	574,121(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3)(4) British Columbia, Canada Director	76,847(8)	October 11, 1995	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4) Alberta, Canada Director	62,500(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Number of Common
Name, Place of Residence and	Shares Beneficially
Position with the Company	Owned or Controlled	Date First Appointed	Principal Occupation

Fred J. Dyment(1)(2)(3) Alberta, Canada Director	54,333(10)	February 10, 2004

Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000- 2001). Prior thereto Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000.

Gary S. Guidry(1)(2)(4) Alberta, Canada Director	40,000(11)	October 6, 2009

Petroleum engineer with over 30 years' experience in the oil and gas industry. President and CEO of Orion Oil and Gas Corporation. Previously CEO of Tanganyika Oil Company Ltd; Prior thereto President and CEO of Calpine Natural Gas Trust, Senior Vice President and subsequently President of Alberta Energy Company International, and President and General Manager of Canadian Occidental Petroleum’s (now Nexen Inc.) Nigerian operations.

Notes:

(1)	Member of the Company's Audit Committee.
(2)	Member of the Company's Compensation Committee.
(3)	Member of the Company's Governance and Nominating Committee.
(4)	Member of the Company's Reserves Committee.
(5)

Mr. Halpin also holds incentive stock options to purchase 118,900 Common Shares consisting of: options to purchase 18,900 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 21,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 58,000 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 21,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(6)

Mr. Clarkson also holds incentive stock options to purchase 767,800 Common Shares consisting of: options to purchase 136,000 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 136,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 228,800 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 120,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 147,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(7)

Mr. Herrick also holds incentive stock options to purchase 517,000 Common Shares consisting of: options to purchase 120,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 195,000 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 100,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 102,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(8)

Mr. Noyes also holds incentive stock options to purchase 85,800 Common Shares consisting of: options to purchase 6,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 24,800 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 40,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(9)

Mr. Chase also holds incentive stock options to purchase 138,900 Common Shares consisting of: options to purchase 16,500 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 59,400 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 30,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(10)

Mr. Dyment also holds incentive stock options to purchase 86,767 Common Shares consisting of: options to purchase 20,100 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 22,000 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 26,667 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 18,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(11)

Mr. Guidry also holds stock options to purchase 95,000 Common Shares consisting of: options to purchase 80,000 Common Shares at C$3.77 per share expiring October 5, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

Robert A. Halpin, P. Eng.

Mr. Halpin brings to the Company 50 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada of Calgary, Alberta and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. He has served as a director of the Company since March 1997 and Chairman since January 1999.

Ross G. Clarkson, P. Geol., ICD.D

Mr. Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. He was formerly employed as a senior geological advisor with Petro-Canada; as Resident Manager of Petro-Canada (Yemen) Inc.; Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen and supervisor of international exploration/geologist with Ranger Oil Limited, giving him over 30 years of domestic and international oil and gas exploration experience. His international familiarity extends to numerous countries on all continents. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng., ICD.D

Mr. Herrick was appointed Vice President, Chief Operating Officer and director of the Company in April 1999. Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the board of Moiibus Resource Corporation, which was acquired by TransGlobe in April 1999. Mr. Herrick is a professional engineer with more than 30 years of oil and gas experience. Prior to Moiibus, Mr. Herrick was with Ranger Oil Limited, serving in a variety of technical and management/executive positions including Vice President, Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. and a production evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc., during which time he managed that company's oil exploration program, as a self-employed consultant, and with several Canadian Occidental affiliates, as Production Manager in Calgary and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction.

Geoffrey C. Chase, P.Eng, ICD.D

Mr. Chase joined TransGlobe's board of directors in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its board from 1990 to 1994.

Fred J. Dyment, CA

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with 30 years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Gary S. Guidry, P.Eng.

Mr. Guidry joined TransGlobe's board of directors in October, 2009. He brings over 30 years of experience in the oil and gas industry to TransGlobe. He is President and CEO of Orion Oil and Gas Corporation that focuses on international development projects. Prior to this appointment, Mr. Guidry served as CEO of Tanganyika Oil Company Ltd; as President and CEO of Calpine Natural Gas Trust; Senior Vice President and subsequently President of Alberta Energy Company International, an entity now part of EnCana Corporation; and President and General Manager of Canadian Occidental Petroleum’s (now Nexen Inc.) Nigerian operations. He has directed E&P operations in Yemen, Syria and Egypt and has worked for oil and gas companies in the U.S., Venezuela, Argentina and Oman. Mr. Guidry is a petroleum engineer and a member of APEGGA.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within the last ten years prior to the date of this document, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity, (i) was the subject of a cease-trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Shareholder Protection Rights Plan

The existing shareholder rights plan of the Company, which was implemented on May 7, 2008, will expire on May 7, 2011. As a result, the board of directors of the Company has authorized a new Rights Plan (as defined below) which will have substantially the same terms and provisions as the Company's old rights plan.

Approval of Shareholder Protection Rights Plan Agreement

     At the Meeting, Shareholders will be asked to ratify, confirm and approve the Corporation's amended and restated shareholder protection rights plan, the terms and conditions of which are set out in the amended and restated shareholder protection rights plan agreement dated March 13, 2008 and amended and restated effective March 15, 2011 (the "Rights Plan") between the Corporation and Olympia Trust Company (the "Rights Agent"). Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the full text of the Rights Plan. A shareholder or any other interested party can obtain a copy of the Rights Plan by contacting Mr. David Ferguson, Vice President, Finance and Chief Financial Officer of the Corporation, at Suite 2300, 250 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone (403) 264-9888.

     The Corporation is not aware of any actual or threatened take-over bid for the Common Shares of the Corporation.

Confirmation by Shareholders

     The Rights Plan has been adopted by the Board of Directors of the Corporation and is currently effective. The policies of the Toronto Stock Exchange (the "TSX") require, among other things, that the Rights Plan be ratified and approved by a majority of the votes cast by Shareholders of the Corporation at the Meeting, excluding Shareholders who may be exempted from the operation of the Rights Plan if the holder's percentage shareholding exceeds the Rights Plan's triggering ownership threshold (an "Exempted Shareholder") and such Exempted Shareholder's associates, affiliates and insiders (as those terms are defined in the Securities Act (Alberta)).

     If the Rights Plan is not confirmed by a majority of the votes cast by the Shareholders at the Meeting, the Rights Plan and the Rights will be rescinded or otherwise terminated and cancelled and be void and of no further force and effect. As of the date hereof, the Corporation is not aware of any holder of Voting Shares that would be excluded from the vote on the basis that such holder is an Exempted Shareholder. Accordingly, Shareholders will be asked to approve the following ordinary resolution at the Meeting:

"BE IT RESOLVED THAT

1.

the amended and restated shareholder rights protection plan dated March 13, 2008 and amended and restated effective March 15, 2011 between the Corporation and Olympia Trust Company, as Rights Agent, as described in the Information Circular of the Corporation dated March 25, 2011, as may be amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2.

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions."

     The persons named in the enclosed Instrument of Proxy, if named as proxy, intend to vote in favour of the resolution regarding the ratification and approval of the Rights Plan unless a shareholder has specified in its proxy that its shares are to be voted against such resolution.

     The Board of Directors reserves the right to alter any terms of, or not to proceed with, the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would not be in the best interests of the Corporation and its Shareholders to do so in light of the circumstances at the time.

Recommendation of the Board of Directors

     In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder protection rights plan, received the advice of its legal advisors and concluded that it was in the best interests of the Corporation and its Shareholders to adopt the Rights Plan. Accordingly, the Board of Directors unanimously recommends that Shareholders ratify, confirm and approve the Rights Plan by voting in favour of the resolution to be submitted to the Meeting.

Purpose of the Rights Plan

     The Rights Plan was adopted by the Corporation to encourage the fair treatment of Shareholders if there is an unsolicited take-over bid for the Voting Shares of the Corporation. The Rights Plan was also adopted by the Corporation to (i) provide all Shareholders of the Corporation with an equal opportunity to share in any premium paid upon an acquisition of control; (ii) allow both the Shareholders and the Board of Directors adequate time to assess a take-over bid made for the Voting Shares of the Corporation in relation to the circumstances and prospects of the Corporation; and (iii) allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any specific Take-over Bid for the Voting Shares that has been made or is contemplated.

     It was not the intention in adopting the Rights Plan, to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of this plan does not affect the duty of the Board of Directors to act in good faith with a view to the best interests of the Corporation and its Shareholders.

     The Board of Directors believes that under the existing statutory rules relating to Take-over Bids there is insufficient time for the directors to fully assess an offer and to explore and develop alternatives for Shareholders in the event of a Take-over Bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Corporation and of potential purchasers. Under the statutory Take-over Bid rules, a take-over bid must remain open in most jurisdictions in Canada for a minimum of 35 days. The result is that Shareholders may fail, in the absence of the Rights Plan, to fully assess the circumstances of the Corporation or to realize the maximum value for their Voting Shares. Accordingly, the directors believe that the Rights Plan which provides that any bid remain open for a minimum of 60 days is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist Shareholders in responding to a Take-over Bid.

     The provisions of the Rights Plan relating to Permitted Bids, which are described below under "The Rights Plan –Permitted Bid", will enable Shareholders to tender to any bid which is a Permitted Bid regardless of the views of the Board of Directors as to its acceptability. The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for Shareholders to dispose of the Voting Shares through a Take-over Bid for the Corporation which is a Permitted Bid and which provides fair value to all Shareholders. If a potential acquirer does not meet the requirements of a Permitted Bid, the Board of Directors may negotiate with the acquirer to ensure the fairness of the terms of the Take-over Bid. Shareholders are advised that the adoption of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid. The directors of the Corporation will continue to be bound to fairly consider any bid for the Voting Shares of the Corporation and to discharge their responsibilities with a view to the best interests of the Corporation and its Shareholders.

     Shareholder protection rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Protection Rights Plan, are substantially similar to those recently adopted by a number of the Corporation's peers.

The Rights Plan

     The following is a summary description of the general operation of the Rights Plan, subject to being qualified in its entirety by the actual text of the Rights Plan.

  The Rights

     The Board of Directors has authorized the issuance at the close of business on April 15, 2008 (the "Record Time") of one Right (defined as a right to purchase a Common Share, upon the terms and subject to the conditions set forth in the Rights Plan) in respect of each outstanding Common Share to holders of record at the Record Time. In addition, the Board of Directors authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Corporation will enter into the Rights Plan with Olympia Trust Company, as Rights Agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

     Each Right entitles the registered holder thereof to purchase from the Corporation on the occurrence of certain events, one Common Share at the exercise price, subject to adjustments (the exercise price is defined as the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms of the Rights Plan, the exercise price shall be equal to fifty dollars ($50)). The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Voting Shares. If a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon exercise thereof, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire upon the termination of the annual meeting of Shareholders of the Corporation held in the year 2014, if not reconfirmed at the meeting, unless earlier redeemed by the Board of Directors in accordance with the provisions of the Rights Plan.

  Overview of the Rights Plan

     The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation allows Shareholders and the Board of Directors adequate time to assess the Take-over Bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the transaction will not be affected in any respect. The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Voting Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group becomes an Acquiring Person, the Rights Beneficially Owned by those persons or their transferees become void, thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all Shareholders.

  Trading of Rights

     The Rights are not exercisable initially and certificates representing the Rights will not be sent to Shareholders. Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued upon transfer of existing Common Shares or the issuance of additional Common Shares, will contain a notation incorporating the terms of the Rights Plan by reference. As soon as is practicable following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the rights.

  Separation Time

     The Rights will be exercisable and begin to trade separately from the Common Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of:

(a)

the first date (the "Share Acquisition Date ") of public announcement by the Corporation of a person or a group of affiliated or associated persons (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding Voting Shares other than as a result of, among other things:

	(i)	a reduction of the number of Voting Shares outstanding;

	(ii)	a Permitted Bid (see below);

	(iii)	acquisition of Voting Shares in respect of which the Board of Directors has waived the provision of the Rights Plan; or

(iv)

acquisition of Voting Shares pursuant to any dividend reinvestment plan or share purchase plan of the Corporation, a stock dividend or a stock split or other event pursuant to which a person becomes the beneficial owner of Voting Shares on the same pro rata basis as other holders of Voting Shares and acquisitions pursuant to a prospectus offering or private placement; and

(b)

the date of commencement of, or the first public announcement of the intent of any person other than the Corporation, to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

  Beneficial Ownership

     In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business.

     A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

     The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates until the earlier of such security being accepted unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for, whichever shall occur first. Permitted Lock-up Agreement is defined in the Agreement; however, generally a Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each a "Locked-up Person") to tender or deposit shares to a Take-over Bid that is a Permitted Bid (the "Lock-up Bid") which agreement permits the Locked-up Person to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) consideration offered per Voting Share under the other bid or transaction is higher than the consideration contained in or proposed to be contained in the Lock-up Bid and the other Take-over Bid is made for at least the same number of Voting Shares as the Lock-up Bid; or (ii) the consideration offered for each Voting Share exceeds by as much or more than a Specified Amount and the consideration is for at least the same number of Voting Shares as the Lock-up Bid and does not, by its terms provide for a Specified Amount greater than 7% of the consideration for each Voting Share contained in the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

     There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional Shareholders acting in the ordinary course of business. These exceptions apply to (i) an Investment Manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust corporation ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) such Person is a Crown agent or agency (the "Crown Agency"); (iv) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) the Person (an "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such. The foregoing exceptions only apply so long as the Investment Manager, Trust Company, Crown Agency, Statutory Body or Administrator is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person.

     Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Administrator as another Person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned by the Investment Manager, Trust Company or Administrator, as the case may be.

  Acquiring Person

     An Acquiring Person is, generally, a person who Beneficially Owns 20% or more of the outstanding Voting Shares of the Corporation. The Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Corporation or a person who acquires 20% or more of the outstanding Voting Shares through a Permitted Bid acquisition or certain prescribed exempt acquisitions. The Rights Plan also excludes from the definition of Beneficial Ownership, amongst others, a person in its capacity as investment manager, trust corporation, pension fund or plan administrator or trustee (and clients and accounts of such persons) provided that the person is not making or proposing to make a Take-over Bid. Furthermore, an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution of securities pursuant to a prospectus or by way of a private placement is deemed not to be an Acquiring Person.

  Flip-in Event

     Ten (10) business days following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle holders to receive, upon exercise and payment of the Exercise Price, Common Shares with a market value equal to twice the Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such persons) will be void. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

  Permitted Bid

     A Take-over Bid will not trigger the dilutive provision of the Rights Plan if it meets the Permitted Bid conditions prescribed in the Rights Plan. A Permitted Bid is a Take-over Bid, made by means of a Take-over Bid circular, which:

(a)	is made to all holders of record of Voting Shares wherever resident:

(c)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid; and

(d)	contains irrevocable and unqualified provisions that:

(i)

unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(ii)

more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take- over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(iii)

in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

     The Rights Plan also provides for a "Competing Permitted Bid," which is a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the initial Permitted Bid.

  Take-over Bid

     A Take-over Bid is defined in the Rights Plan as an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Common Shares that maybe acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

  Redemption and Waiver

     The Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right. In addition, if an Offeror successfully completes a Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights.

     The Board of Directors of the Corporation may, prior to the occurrence of a Flip-in Event, determine to waive the dilutive effects of the Rights Plan in respect of a Flip-in Event. In such case, such waiver would be deemed also to be a waiver, on the same terms and conditions, in respect of any other Flip-in Event which occurs by reason of a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Corporation may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares.

  Amendments

     The Board of Directors may supplement or amend the Rights Plan with the majority approval of Shareholders (or the holders of the Rights, if the Separation Time has occurred). In addition, the Board of Directors may, from time to time, supplement or amend the Rights Plan in order to correct any clerical or typographical error or which changes are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Board of Directors may also supplement or amend the Rights Plan to make any changes which the directors may deem necessary or desirable, provided that if such supplement or amendment occurs subsequent to shareholder ratification at the Meeting such supplement or amendment shall be subject to shareholder ratification at the next meeting of the Shareholders (or holders of Rights, as the case may be), and provided further that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, no supplement or amendment may be made to the Rights Plan without the approval of the TSX.

  Certain Canadian Federal Income Tax Considerations

     This description is of a general nature only and is not intended nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors taking into account their own particular circumstances. The issuance of Rights to each holder should not result in any benefit being conferred on a particular holder and no amount should be required to be included in income thereon for purposes of the Income Tax Act (Canada) (the "Tax Act"). However, if at the time the Rights are issued, it is known that certain holders will not exercise their Rights or will not be entitled to exercise their Rights, Canada Revenue Agency ("CRA") is of the view that the Rights may not be conferred on all holders and the value of the benefit, if any, must be included in each holder's income for the taxation year. In the event that the issuance of Rights results in a shareholder benefit for purposes of the Tax Act, the Corporation believes that the value of the Rights is nominal and no income inclusion would be required. Should the Rights result in an income inclusion to a non-resident holder, the Tax Act deems that such amount will be treated as a dividend. Dividends paid or credited or deemed to be paid or credited to a non-resident holder of Shares will be subject to Canadian nonresident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such non-resident holder's country of residence. In the case of a non-resident holder which is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980, the rate of non-resident withholding tax in respect of dividends on the Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the Voting Shares of the Corporation, the rate of withholding tax is reduced to 5% for dividends paid or credited or deemed to be paid or credited). In addition, the Rights will, on the date hereof, be qualified investments under trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder. The Rights will not, on the date hereof, be foreign property for purposes of the Tax Act for RRSPs, RRIFs, RESPs or DPSPs and other persons subject to tax under Part XI of the Tax Act.

  Additional Information

     In the event that a shareholder or any other interested party has questions or concerns regarding the Rights Plan, you are invited to contact Mr. David Ferguson, Vice President, Finance and Chief Financial Officer of the Corporation, at Suite 2300, 250 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone (403) 264-9888. A copy of the Rights Plan will be available on SEDAR at www.sedar.com or from the Corporation by calling (403) 264-9888.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors, except as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 72,914,071 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, controlled or directed, of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Role and Composition of the Compensation Committee

TransGlobe's executive compensation program is administered by the compensation committee (the "Compensation Committee") of the board of directors. The Compensation Committee's mandate includes reviewing and making recommendations to the board in respect of compensation matters relating to the Company's executive officers and directors, including the "named executive officers" which are identified in the "Summary Compensation Table" below. The duties and responsibilities of the Compensation Committee are further described in this Information Circular under the heading "Corporate Governance Disclosure - Compensation". During the year ended December 31, 2010, the Compensation Committee was comprised of Messrs. Gary S. Guidry, Erwin L. Noyes, Fred J. Dyment and Robert A. Halpin (part of the year). All these directors are "independent" for the purposes of National Instrument 58-201 - Corporate Governance Guidelines.

Compensation Discussion and Analysis

Introduction

TransGlobe's compensation program is based on a "pay-for-performance" philosophy which supports the Company's commitment to delivering continuous strong performance for its Shareholders. The Compensation Committee sets specific performance objectives that tie to the Company's annual strategic plan in assessing the performance of the executive officers. The Company's compensation policies are founded on the principle that compensation should be aligned with Shareholders' interests, while also recognizing that TransGlobe's corporate performance is dependant on retaining highly trained, experienced and committed directors, executive officers and employees who have the necessary skill sets, education, experience and personal qualities required to manage the Company's business. TransGlobe's program also recognizes that the various components of compensation must be sufficiently flexible to adapt to unexpected developments in the oil and gas industry and the impact of internal and market-related occurrences from time to time.

Executive Compensation Principles

The main objectives of TransGlobe's executive compensation program are to attract, recruit and retain individuals of high caliber to serve as officers of the Company, to motivate them in order to achieve the Company's strategic objectives, and to align the interests of executive officers with the long-term interests of the Company's Shareholders and enhancement in share value. In approaching these key objectives, the Compensation Committee recognizes that a "pay-for-performance" philosophy should be applied in compensation-related decisions and that such objectives are designed to promote the Company's continued growth in production, reserves, funds flow from operations and earnings on an absolute and per-share basis.

The performance of the Company, the Chief Executive Officer and other executive officers is reviewed annually by the Compensation Committee to set executive compensation packages. The factors considered by the Compensation Committee in assessing the performance of the Company and its executive officers are: (a) production growth; (b) overall oil and natural gas reserves growth; (c) recycle ratio; (d) the annual change in operating costs per barrel of oil in the context of general inflation; (e) the annual change in general and administrative costs per barrel; (f) increase in funds flow from operations per share; (g) increase in total funds flow; and (h) increase in earnings per share. The performance of all of the above factors is ranked against the Company's internal targets. Total shareholder return ("TSR") is also ranked relative to the share price performance of the Company's industry peer group. TransGlobe tracks an industry peer group which consists of 19 international oil and gas development and exploration companies with daily production ranging between 1,000 and 50,000 barrels of oil equivalent ("Boe").

The companies that comprise TransGlobe's peer group currently include:

Antrim Energy Inc.	Gran Tierra Energy Inc.	Petrominerales Ltd.
Bankers Petroleum Ltd.	Niko Resources Ltd.	Sea Dragon Energy Inc.
Calvalley Petroleum Inc.	Pacific Rubiales Energy Corp.	Serica Energy plc
Canacol Energy Ltd.	Pan Orient Energy Corp.	Sonde Resources Corp.
Canoro Resources Ltd.	Parex Resources Inc.	Tethys Petroleum Limited
Coastal Energy Company	Petrolifera Petroleum Limited	TransAtlantic Petroleum Ltd.
Enquest Plc

These companies have been chosen as TranGlobe’s peer group as they are based in Canada, the United States of America or the United Kingdom, operate in foreign jurisdictions and have a similar production profile.

Executive officer compensation consists of three principal components: (a) base salary; (b) annual performance-ranked variable-rate compensation ("PRVR Compensation"); and (c) participation in long-term incentive compensation programs. The aggregate value of these principal components and related benefits is used as a basis for assessing the overall competiveness of TransGlobe's executive compensation package with the industry peer group. TransGlobe does not have a retirement plan. Overall compensation is designed to recognize this deficiency as compared to other companies. Each element of TransGlobe's executive compensation program is described below.

Elements of TransGlobe's Executive Compensation Program

Base Salaries

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive officer's primary duties and responsibilities. It also provides a base amount from which PRVR compensation is calculated. The Company intends to pay base salaries to its executive officers, including the Chief Executive Officer, that are competitive with those of comparable companies in the oil and gas industry. The Compensation Committee determines the base salaries of the Company's officers based on an annual industry compensation survey by an in-house survey of the public information available from the peer group companies. TransGlobe's officers' 2011 pay levels were set in line with forecasted 2011 base salary increases from industry information. Factors considered in determining which companies to include in the peer company list are total revenue, total assets, free cash flow, total level of capital expenditures, number of employees and production levels.

Annual Performance-Ranked Variable-Rate Compensation

The Compensation Committee reviews the Company's overall performance relative to the internal growth targets and the share price performance of TransGlobe relative to peer companies in order to determine whether an annual PRVR Compensation is warranted. The PRVR Compensation element of the executive compensation program is designed to reward both corporate and individual performance against targets for the last completed financial year. Corporate performance against targets is weighted at 80% to 90% of the PRVR Compensation, reflecting the alignment of executive compensation to overall corporate performance. The amount of PRVR Compensation paid is set pursuant to a formula that compares annual corporate performance in respect of the Company's targets on a variety of operational and financial factors and the Company's share price performance relative to its peer group. Each of the corporate performance measures and each individual's job performance result in a weighted multiplication factor which is applied to a pre-determined percentage of the executive's annual salary. The resulting amount represents the PRVR Compensation for the individual for that year.

Minimum growth rates must be achieved before any PRVR Compensation can be calculated. If the Company achieves less than 5% growth over the prior year in funds flow from operations, production or reserves, those factors will rank at zero for that year. Conversely, PRVR Compensation is capped at the maximum award if production, reserves or funds flow from operations growth exceeds 25% year-over-year. Three key corporate measures are applied to determining the executive officers' annual PRVR Compensation:

1.

Financial results (30% maximum weighting): the 2010 target was a 15% increase in funds flow per share, a 15% increase in total funds flow and a 15% increase in earnings per share. A weighting of 30% was calculated for the 2010 financial results portion of corporate performance.

2.

Operational effectiveness (40% maximum weighting): the 2010 targets were a 15% increase in reserves and in production rates, a recycle ratio of 1.5 or higher and operating costs per Boe and general and administrative cost per Boe not to exceed the change in the Consumer Price Index. The overall weighting for 2010 operational effectiveness was 27%.

3.

Total shareholder return ("TSR") (30% maximum weighting): a comparison with the share price performance of 19 peer companies, all of which are international oil and gas development and exploration companies with between 1,000 and 50,000 barrels of oil equivalent per day of production was carried out. TransGlobe's TSR needs to have a positive increase year over year and exceed the average of the peer group by 100% in order to receive the maximum 30% inclusion in the calculation of PRVR Compensation. In 2010 TransGlobe had a positive increase year over year in its share price of 286% and exceeded the average of the peer group by 250%, accordingly, the TSR inclusion in the calculation of PRVR for 2010 was 30%.

The total corporate performance multiplier for 2010, as calculated from the three key measures above, was 87%. This percentage was then applied to the potential PRVR Compensation for each executive for the corporate portion of performance measurement. A personal component was also assessed. The net result for 2010 is disclosed below in the Summary Compensation Table.

The same principles were applied to the senior level staff and other employees, although with a greater emphasis on the assessment of the personal component. In this way the achievement of corporate performance becomes part of the overall corporate culture within TransGlobe.

Long-Term Incentive Compensation – Stock Options

Individual options ("Options") are granted under the Company's share option plan (the "Option Plan") to directors, officers, employees, contractors and other service providers and are intended to align executive, employee, contractors, service provider and shareholder interests by creating a direct link between compensation and shareholder return. Options are awarded at initial employment and at the discretion of the Compensation Committee based on each individual's position and level of responsibility. Participation in the Option Plan rewards long-term TSR, as measured through the price of the Company's Common Shares. In addition, the Option Plan enables executives to develop and maintain a significant ownership position in the Company. See "Incentive Plans – Share Option Plan".

Summary

The Company's compensation policies have allowed the Company to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the board of TransGlobe will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Company.

Performance Graph

The following graph illustrates TransGlobe's five-year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of C$100 on December 31, 2005, compared with the S&P/TSX Composite Index and the S&P TSX Capped Energy Index, assuming the reinvestment of dividends where applicable.

	2005/12	2006/12	2007/12	2008/12	2009/12	2010/12
TransGlobe Energy Corporation	100	98	84	49	59	266
S&P/TSX Composite Index	100	115	123	80	104	119
S&P/TSX Capped Energy Index	100	101	109	68	93	101

TransGlobe is a rapidly growing junior international oil and gas development and exploration company that over the five years depicted in the charts above has increased its daily production from 4,991 Boepd to 9,960 Bopd. Executive compensation, including annual PRVR Compensation, increased commensurate with the growth of the Company over this period, with production and reserves growth being key factors in the calculation of such, as outlined above. The comparison of TransGlobe's share price performance from 2005 to 2010 with the broad indices is not indicative of the Company's overall growth. TransGlobe reviews share price performance against 19 peer companies, all of which are international oil and gas exploration and development companies with oil production.

TransGlobe's share price outperformed its peer companies' share price during 2010. Accordingly the TSR portion of PRVR was 30% of a possible 30% in 2010. TransGlobe's long-term incentive compensation (stock option plan) is 100% tied to shareholder return.

Summary Compensation Table

The following table sets forth, for the year ended December 31, 2010, 2009 and 2008, information concerning the compensation paid to TransGlobe's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") (the only executive officers of the Company) at the end of the year ended December 31, 2010 and whose total compensation was more than C$150,000 (each a "Named Executive Officer" or "NEO" and collectively, the "Named Executive Officers" or "NEOs").

Name and principal position	Year	Salary (US$)(5)	Option- based awards(1) (US$)(5)	Non-equity incentive plan compensation ($)		All other compensation(3)	Total compensation (US$)(5)
				Annual PRVR Compensation (2) (US$)(5)	Long-term incentive plans
Ross Clarkson, President and Chief Executive Officer	2010	303,217	410,000	388,387	n/a	n/a	1,101,604
	2009	265,488	129,247	154,991	n/a	n/a	549,726
	2008	270,593	460,798	210,852	n/a	n/a	942,243
David Ferguson, Vice-President, Finance, Chief Financial Officer and Secretary	2010	220,521	209,183	194,194	n/a	n/a	623,898
	2009	193,082	96,935	87,566	n/a	n/a	377,583
	2008	196,795	332,347	113,391	n/a	n/a	642,533
Lloyd Herrick, Vice-President and Chief Operating Officer	2010	264,626	284,489	301,000	n/a	n/a	850,115
	2009	231,699	107,706	126,095	n/a	n/a	465,500
	2008	236,154	400,056	167,744	n/a	n/a	803,954

Notes:

(1)

Reflects Options issued under the Option Plan. Based on the grant date fair value of the applicable awards. The fair value of the stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during the year is C$2.87, based on the following assumptions: risk-free interest rate of 2.76%, five year expected life, expected volatility of 48.57%, dividend per share of nil and early exercise factors year one through five of 0%/10%/20%/30%/40%, respectively.

(2)	Reflects the cash amounts awarded to the NEO under the Company's annual PRVR Compensation in respect of the year ended December 31, 2010 but made payable in 2011.
(3)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than C$50,000 or 10% of the NEO's total salary for the financial year.

(4)	There were no Share-based awards or Pension contribution made to any of the NEOs in 2010.
(5)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$. The actual C$ salary increase was 3% for NEOs in 2010.

Incentive Plans

Share Option Plan

The Company has an Option Plan which permits the granting of options ("Options") to purchase Common Shares to directors, officers, employees, consultants and other service providers ("Optionees") of the Company and its subsidiaries. The Option Plan is intended to afford persons who provide services to TransGlobe an opportunity to obtain an interest in TransGlobe by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with TransGlobe. The Option Plan is administered by the board of directors of the Company.

The Option Plan currently limits the number of Common Shares that may be issued on exercise of Options to a number not exceeding 10% of the number of Common Shares which are outstanding from time to time. Options cancelled, terminated or expired prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan. As the Option Plan is a "rolling" plan, the issuance of additional Common Shares by the Company or the exercise of Options will also give rise to additional availability under the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security-based compensation arrangements of TransGlobe: (i) to any one Optionee may not exceed 5% of the outstanding Common Shares; (ii) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (iii) issued to insiders within any one-year period may not exceed 10% of the outstanding Common Shares. In addition, the number of Common Shares issuable at any time pursuant to Options to directors of TransGlobe that are not officers or employees of TransGlobe shall be limited to 1% of the issued and outstanding Common Shares. Options granted under the Option Plan are not assignable.

Options granted pursuant to the Option Plan have a term not exceeding ten years and vest in such manner as determined by the board of directors. In the absence of any specific determination to the contrary by the Committee, Options will vest and be exercisable as to 1/3 on each of the first, second and third anniversaries of the date of grant, subject to acceleration of vesting in the discretion of the Committee. If an Option is set to expire within 10 business days following the end of a Black-Out Period or within any Black-Out Period (as such term is defined in the Option Plan), the expiry date of the Option shall be extended for 10 business days following the end of the Black-Out Period.

The exercise price of the Options granted pursuant to the Option Plan is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the five-day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the date of grant.

In the event that an Optionee ceases to be a director, officer, employee of or service provider to TransGlobe or a subsidiary of TransGlobe for any reason, including without limitation, resignation, dismissal or otherwise but excluding death, the Optionee may, prior to the expiry date of the Options and within 30 days from the date of ceasing to be a director, officer employee or service provider, exercise any Options which are vested within such period, after which time any outstanding Options shall terminate. In the event of death of the Optionee, the Optionee's legal representative may, within six (6) months from the Optionee's death and prior to the expiry date, exercise the Options which are vested within such period, after which time any remaining Options shall terminate.

The Option Plan also provides that optionees have the right to request (the "Request") that the Company purchase each of their vested Options for a price equal to the difference, if positive, between the market price of the Common Shares on the day prior to the date of notice of exercise of the Request and the exercise price of the Option. The Company has the discretion not to accept any exercise of the Request. In addition, each optionee that exercises the Request may purchase Common Shares with the proceeds of the exercise of the Request at the market price of the Common Shares.

The Option Plan also provides that in the event of an Unsolicited Offer (as such term is defined in the Option Plan) for the Common Shares is made, all unexercised and unvested outstanding Options granted under the Option Plan shall vest and become immediately exercisable in respect of any and all Common Shares for which the holder of Options has not exercised the Options.

The Option Plan further provides for certain anti-dilution provisions which provide that in the event of: (a) of any change in the Common Shares of the Company through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) of any stock dividend to holders of Common Shares of the Company (other than such stock dividends issued at the option of shareholders of the Company in lieu of substantially equivalent cash dividends); or (c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or (d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares; then in any such case the Board of Directors of the Company may make such adjustment in the Option Plan and in the Options granted under the Option Plan as the Board of Directors of the Company may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Options, and such adjustments may be included in the Options.

Without the prior approval of the Shareholders of TransGlobe, the board of directors may not (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Options beyond the original expiry date of such Option, (iv) make any amendment to increase the maximum limit on the number of securities that may be issued to Insiders (as such term is defined in the Option Plan), (v) make any amendment to increase the maximum number of Common Shares issuable on exercise of Options to directors who are not officers or employees of the Company, (vi) make any amendment to the Option Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan. Subject to restrictions set out above, the Committee may amend or discontinue the Option Plan and Options granted thereunder at any time, without shareholder approval, provided that any amendment to the Option Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee if it adversely alters or impairs any Option previously granted to such Optionee.

The policies of the Toronto Stock Exchange ("TSX") require that the unallocated options under the Option Plan be approved every three years by the Shareholders of TransGlobe. The unallocated options under the Option Plan was last approved by the Shareholders at the Company's annual and special meeting held on May 11, 2010.

Annual Performance-Ranked Variable-Rate Compensation

The Company has established an annual performance-ranked variable-rate compensation plan for its executive officers and employees based and dependant upon, among other things, the performance of both the Company and the individual for the applicable period. The amount of any variable-rate compensation awarded is set in relation to a formula that contains factors related both to the Company's and the individual's performance (see "Annual Performance-Ranked Variable-Rate Compensation").

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The Company did not have any share-based awards outstanding at the end of the most recently completed financial year.

Options are normally recommended by the Company's management, reviewed by the Compensation Committee upon the commencement of employment with the Company based on the level of responsibility within the Company, and if approved by the Compensation Committee, recommended for approval by the board of directors. Additional grants may be made periodically, generally on an annual basis, to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Company. In considering additional option grants, the number of Options then held and the value thereof is taken into account in determining Option grants.

The following table sets forth for each NEO all option-based awards outstanding at the end of the year ended December 31, 2010.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1)(3) (US$)
Ross Clarkson
	136,000	4.27	06/08/12	1,534,440
	136,000	4.93	05/13/13	1,447,286
	228,800	2.78	11/13/13	2,912,485
	120,000	3.40	08/21/14	1,455,287
	147,000	7.36	05/14/15	1,217,507
David Ferguson
	63,000	4.27	06/08/12	710,807
	100,800	4.93	05/13/13	1,072,694
	159,900	2.78	11/13/13	2,035,430
	90,000	3.40	08/21/14	1,091,465
	75,000	7.36	05/14/15	621,177
Lloyd Herrick
	120,000	4.93	05/13/13	1,277,017
	195,000	2.78	11/13/13	2,482,231
	100,000	3.40	08/21/14	1,212,739
	102,000	7.36	05/14/15	844,800

Notes:

(1)	Calculated based on the difference between the market price of the Common Shares at December 31, 2010 and the exercise price of the Options.
(2)	There were no Share-based awards made to any NEO in 2010.
(3)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each NEO, the value of option-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010. The Company does not have any share-based awards.

Name	Option-based awards – Value vested during the year(1)(4) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)(4)
Ross Clarkson	1,397,389	388,387
David Ferguson	952,514	194,194
Lloyd Herrick	1,177,033	301,000

Notes:

(1)

Aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Option on the vesting date and the exercise price of the Options.

(2)	Reflects the annual performance-ranked variable-rate compensation earned by the NEO in respect of the last completed financial year.
(3)	There were no Share-based awards made to any NEO in 2010.
(4)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$.

Pension Plan Benefits

The Company does not have a pension plan or similar benefit program.

Termination and Change of Control Benefits

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of C$26,833 (US$26,979 converted at year-end exchange rate) effective January 1, 2011. Mr. Clarkson is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice-President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of C$23,417 (US$23,544 converted at year-end exchange rate) effective January 1, 2011. Mr. Herrick is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of C$20,167 (US$20,276 converted at year-end exchange rate) effective January 1, 2011. Mr. Ferguson is entitled to annual performance-based variable-rate compensation in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 60 days' written notice. In addition, if there is a change of control (as defined in the contract) of the Company, Messrs. Clarkson, Herrick, and Ferguson may, within 90 days after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary, the sum total of the PRVR Compensation of the two financial years completed immediately preceding the termination date of employment and an amount of 10% of the above amount in lieu of benefits. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Director Compensation

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Report on Executive Compensation - Incentive Stock Options").

The Compensation Committee determines the level of director compensation based on an annual industry compensation survey of the public information available from the peer group companies.

In fiscal 2010, the board of directors paid outside directors C$35,000 for the year and the Chairman of the board C$50,000 for the year; any member of a committee (all of TransGlobe's board committees are composed entirely of outside directors) was entitled to an additional C$3,000 per year except for members of the audit committee who will receive an additional C$4,000 per year; the audit committee chair was entitled to an additional C$12,000 per year; and other committee chairs were entitled to an additional C$6,000 per year. During 2010, this payment was made quarterly on March 31, June 30, September 30 and December 31.

TransGlobe does not pay any meeting fees to its board members.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2010, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers. All fees earned are based on the compensation schedule for the Company's independent directors, which schedule is reviewed annually by the full board of directors. Options are awarded based on the principles outlined above under "Long-Term Incentive Compensation – Stock Options".

Name	Fees earned (US$)	Share- based awards (US$)	Option- based awards(1) (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Robert A. Halpin(2)	58,986	n/a	58,571	n/a	n/a	-	117,577
Erwin L. Noyes(3)	45,636	n/a	41,837	n/a	n/a	-	87,473
Geoffrey C. Chase(4)	46,606	n/a	41,837	n/a	n/a	-	88,443
Fred J. Dyment(5)	51,461	n/a	50,204	n/a	n/a	-	101,665
Gary S. Guidry(6)	45,878	n/a	41,837	n/a	n/a	-	87,715

Notes:

(1)

Reflects Options issued under TransGlobe's Option Plan. Based on the grant date fair value of the applicable awards. The fair value of the stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during the year is C$2.87, based on the following assumptions: risk-free interest rate of 2.76%, five year expected life, expected volatility of 48.57%, dividend per share of nil and early exercise factors year one through five of 0%/10%/20%30%/40%, respectively.

(2)

The breakdown of Mr. Halpin's compensation is as follows: US$48,548 board chairman's fee; US$1,456 compensation committee chair fee (pro-rated); US$3,884 audit committee membership fee; and US$2,913 reserves committee membership fee; and US$2,185 governance and nominating committee fee (pro-rated). Mr. Halpin stepped down from the compensation committee and joined the governance and nominating committee in March 2010.

(3)

The breakdown of Mr. Noyes' compensation is as follows: US$33,984 director's fee; US$5,826 governance and nominating committee chair fee; US$2,913 compensation committee fee; and US$2,913 reserves committee membership fee.

(4)

The breakdown of Mr. Chase's compensation is as follows: US$33,984 director's fee; US$5,826 reserves committee chair fee; US$3,884 audit committee membership fee; and US$2,913 governance and nominating committee membership fee.

(5)

The breakdown of Mr. Dyment's compensation is as follows: US$33,984 director's fee; US$11,651 audit committee chair fee; US$2,913 compensation committee membership fee; and US$2,913 governance and nominating committee membership fee.

(6)

The breakdown of Mr. Guidry's compensation is as follows: US$33,984 director's fee; US$4,369 compensation committee chair fee (pro-rated); US$728 compensation committee fee (pro-rated); US$2,913 reserves committee membership fee; and US$3,884 audit committee membership fee. Mr. Guidry joined the compensation committee in March 2010.

(7)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$.

Directors' Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors other than directors who are also NEOs, all option-based awards outstanding at the end of the year ended December 31, 2010. Options are awarded to the Company's independent directors to ensure alignment with Shareholders, in recognition of the board members' stewardship and to ensure they are retained and continue to add value based on their extensive experience and in-depth knowledge of the international oil and gas business. The Company does not have any outstanding share-based awards.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1)(3) (US$)
Robert A. Halpin
	18,900	4.27	06/08/12	213,242
	21,000	4.93	05/13/13	223,478
	58,000	2.78	11/13/13	738,305
	21,000	7.36	05/14/15	173,930
Erwin L. Noyes
	6,000	4.93	05/13/13	63,851
	49,600	2.78	11/13/13	631,377
	60,000	3.40	08/21/14	727,643
	15,000	7.36	05/14/15	124,235
Geoffrey C. Chase
	16,500	4.27	06/08/12	186,164
	18,000	4.93	05/13/13	191,553
	59,400	2.78	11/13/13	756,126
	30,000	3.40	08/21/14	363,822
	15,000	7.36	05/14/15	124,235

Fred J. Dyment
	20,100	4.93	05/13/13	213,900
	22,000	2.78	11/13/13	280,046
	26,667	3.40	08/21/14	323,401
	18,000	7.36	05/14/15	149,082
Gary S. Guidry
	120,000	3.77	10/05/14	1,412,176
	15,000	7.36	05/14/15	124,235

Notes:

(1)	Calculated based on the difference between the market price of the Common Shares underlying the Options at December 31, 2010 and the exercise price of the Options.
(2)	There were no Share-based awards made to any director in 2010.
(3)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors other than directors who are also NEOs, the value of option-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010. The Company does not have any share-based awards.

Name	Option-based awards – Value vested during the year(1)(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Robert A. Halpin	398,836	n/a
Erwin L. Noyes	429,480	n/a
Geoffrey C. Chase	323,741	n/a
Fred J. Dyment	369,176	n/a
Gary S. Guidry	241,577	n/a

Note:

(1)

Aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Options on the vesting date and the exercise price of the Options on the vesting date.

(2)	There were no Share-based awards made to any director in 2010.
(3)

All compensation amounts are paid or awarded in Canadian dollars at prevailing exchange rates at the time of payment. The conversion rates used herein reflect the period average exchange rate for 2010 of C$1.0299 for each US$.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	4,156,218	C$4.89	2,601,314
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	4,156,218	C$4.89	2,601,314

Note:

(1)	The Company's Option Plan authorizes the issuance of Options entitling the holders to acquire, in the aggregate, up to 10% of its Common Shares from time to time. See "Share Option Plan".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure") and is attached hereto as Schedule "A".

Set out below is a description of the Company's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

Board of Directors

The board of directors is comprised of the following seven individuals: Ross G. Clarkson, President and Chief Executive Officer of the Company; Lloyd W. Herrick, Vice President and Chief Operating Officer of the Company; Geoffrey C. Chase; Fred J. Dyment; Gary S. Guidry; Robert A. Halpin, Chairman of the Company; and Erwin L. Noyes.

Disclose the identity of directors who are independent.

Multilateral Instrument 52-110 ("MI 52-110") of the Canadian Securities Administrators provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. MI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of TransGlobe has determined that the following individuals are independent within the meaning of MI 52-110:

Robert A. Halpin	–	Independent director
Erwin L. Noyes	–	Independent director
Geoffrey C. Chase	–	Independent director
Fred J. Dyment	–	Independent director
Gary S. Guidry	–	Independent director

The board of directors of TransGlobe has determined that the following individuals are not independent based on the guidelines set forth in MI 52-110:

Ross G. Clarkson	–	Not independent, President and Chief Executive Officer of TransGlobe
Lloyd W. Herrick	–	Not independent, Vice President and Chief Operating Officer of TransGlobe

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the members of the board of directors of TransGlobe are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently a director of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer	Position

Fred J. Dyment	ARC Energy Corporation Tesco Corporation WesternZagros Resources Ltd.	Director Director Chairman
Gary S. Guidry	Africa Oil Corp. ShaMaran Petroleum Corp. Orion Oil & Gas Corporation Zodiac Exploration Inc.	Director Director Director Director

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of TransGlobe hold meetings at which non-independent directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meeting of the board of directors of TransGlobe. Five such meetings were held since the beginning of the Company's most recently completed financial year. The audit committee also meets regularly without any non-independent directors present; five such meetings were held.

The governance and nominating committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Company's affairs in the absence of management.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the board is Mr. Halpin who is the President and owner of Halpin Energy Resources Limited and a retired petroleum engineer. The Chairman of the board is an independent director with the primary role of managing the board and ensuring the board is organized properly and functions effectively to meet its obligations and responsibilities. In addition, the Chairman of the Board works with the Chief Executive Officer of the Company to ensure effective relations with board members, Shareholders, other stakeholders and the public. Interaction with all senior officers is required of the Chairman of the board, but not expected to be frequent with the exception of the Corporate Secretary, with whom the board Chairman will work with on all board affairs, including communications.

The board of directors has developed terms of reference for the Chairman of the board, and they include the following general duties and responsibilities:

  managing the board and ensuring that the board is organized properly and functions effectively to meet its obligations and responsibilities;

  working with the Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the board;

  working with the Chief Executive Officer to ensure effective relations with board members, Shareholders, other stakeholders and the public;

  working with the Corporate Secretary on all board affairs, including communications; and

  maintaining relations with Shareholders, other stakeholders and the public.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record for each director of TransGlobe during the most recently completed financial year is as follows:

  Robert A. Halpin attended 11 out of 11 meetings, 10 in person, 1 via telephone;

  Ross G. Clarkson attended 11 out of 11 meetings, in person;

  Lloyd W. Herrick attended 11 out of 11 meetings, 10 in person, 1 via telephone;

  Erwin L. Noyes attended 10 out of 11 meetings, in person;

  Geoffrey C. Chase attended 11 out of 11 meetings, in person;

  Fred J. Dyment attended 11 out of 11 meetings, 10 in person, 1 via telephone; and

  Gary S. Guidry attended 11 out of 11 meetings, in person.

Committee attendance (independent directors only)x

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee

Robert A. Halpin	5 of 5 in person	2 of 2 in person(1)	3 of 4 in person(1), 1 of 4 via telephone	4 of 4 in person

Erwin L. Noyes	N/A	4 of 4 in person	5 of 5 in person	4 of 4 in person

Geoffrey C. Chase	5 of 5 in person	N/A	5 of 5 in person	4 of 4 in person

Fred J. Dyment	5 of 5 in person	4 of 4 in person	4 of 5 in person,	N/A
1 of 5 via telephone
Gary S. Guidry	5 of 5 in person	4 of 4 in person	N/A	4 of 4 in person

Note:

(1)	Mr. Halpin stepped down from the Compensation Committee and joined the Governance and Nominating Committee in March 2010.

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Company has a Charter of Board of Directors Governance, which is attached as Schedule "A" hereto.

Responsibilities and duties of the board of directors, which are more fully outlined in the Charter of Board of Directors Governance, include the following:

  review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;

  identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;

  approve the hiring of senior officers and monitor the performance of senior officers; and

  ensure the Company maintains appropriate internal controls and management information systems.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions or terms of reference for the Chair of the board, the Chair of each committee of the board (which include terms of reference for the Chair for each of the audit committee, the governance and nominating committee, the compensation committee, and the reserves committee) and for individual directors. The board has also developed charters for each committee of the board.

The terms of reference for the Chair of the audit committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Financial Officer to ensure effective relations with committee members; and

  maintaining ongoing communications with the Chief Financial Officer and the Company's external auditors.

The terms of reference for the Chair of the governance and nominating committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Corporate Secretary and Chief Financial Officer to ensure effective relations with committee members;

  maintaining on-going communications with the Corporate Secretary and Chief Financial Officer;

  overseeing management's formulation of and compliance with corporate governance policies and procedures; and

  preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

The terms of reference for the Chair of the reserves committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Vice President and Chief Operating Officer;

  working with the corporation's independent petroleum consultants, including ongoing communications; and

  leading the committee in overseeing the work of the Company's reserve data management team and the independent petroleum consultants.

The terms of reference for the Chair of the compensation committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Executive Officer to ensure effective relations with committee members;

  working with the Company's independent compensation consultants;

  maintaining on-going communications with the Chief Executive Officer; and

  leading the committee in overseeing management's formulation of human resource and compensation policies and procedures.

The terms of reference for individual directors establish a number of standards for directors, including the following:

  fulfilling legal requirements of directors, including a comprehensive understanding of the statutory and fiduciary roles;

  preparing for each meeting and maintain an excellent attendance record;

  participating fully and frankly in the deliberations and discussions of the board;

  participating on committees and understanding the process of committee work; and

  being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

The Chief Executive Officer's primary responsibilities include the following:

  providing overall leadership and vision in developing, in concert with the board of directors, the Company's strategic direction;

  providing overall leadership (including recommendations for appointment of, and changes to, executive and other officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

  managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the board, and financial and operational objectives are attained; and

  managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to Shareholders.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer's business.

The governance and nominating committee is responsible for the orientation and education of new recruits to the board of directors. New directors are provided with the opportunity to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for the directors.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company pays for the cost of relevant courses for the directors. Messrs. Ross Clarkson and Lloyd Herrick graduated from the Institute of Corporate Directors during 2008 and Mr. Geoffrey Chase during 2010. All received certification.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Corporate Code of Conduct which is applicable to the Company, its employees and contractors. A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com and to EDGAR at www.sec.gov. The Company has also developed a specific Code of Conduct for its directors and officers.

The Corporate Code of Conduct for the Company is intended to guide employees' and contractors' activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gifts and favours, compliance and monitoring. Adherence to the policy is monitored by management through routine supervisory practices and an annual Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Code of Conduct has been breached, the employee or contractor who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Code of Conduct for Directors and Officers provides generally that each individual being considered for nomination as a director must disclose to the governance and nominating Committee all interest in relationships of which the director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, there is a positive onus on the director to make disclosure of the same to the Corporate Secretary or the board Chair. Each director is also required by the Code to report any known or suspected breach of the Code to the board Chair, and is annually required to review, sign and deliver to the board Chair an executed copy of the Code.

TransGlobe has not experienced any known conduct of a director or executive officer that constitutes a departure from the Code requiring the filing of a material change report since the beginning of the Company's most recently completed financial year.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Pursuant to the Company's Code of Conduct and Conflict of Interest Guidelines for Directors and Officers, all directors have agreed to the following guidelines respecting conflicts of interest:

  directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as directors are influenced or perceived to be influenced by their personal interests;

  each director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

  no director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the board; and

  a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the director.

In addition, each individual being considered for nomination as a director of the Company must disclose to the governance and nominating committee all interests and relationships of which the director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the board Chair.

Last, in accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a party to a material contract or material transaction, are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The nominees for directors are initially considered and recommended by the governance and nominating committee of the board, approved by the entire board and appointed by the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board's governance and nominating committee is presently comprised entirely of independent directors, the members of the committee being Messrs. Noyes, Chase, Dyment and Halpin.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The board has a governance and nominating committee with roles and duties which include the following:

  identify, review the qualifications of, and recommend to the board of directors possible nominees for the board of directors;

  assess directors on an ongoing basis and oversee the effective functioning of the board of directors, including the orientation and education of new recruits to the board of directors;

  assess the board's committee structure on an ongoing basis and recommend changes where appropriate;

  oversee the relationship between management and the board of directors and to recommend improvements to such relationship;

  review the size and composition of the board of directors and committee structure;

  review the appropriateness of the terms of the mandate and responsibilities of the board of directors and the charters, mandates and responsibilities of each of the committees;

  review the compensation of the directors; and

  undertake such other initiatives as are needed to assist the board of directors in providing efficient and effective corporate governance for the benefit of Shareholders.

Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The compensation committee has the responsibility to assist the board in establishing and reviewing compensation arrangements for the Company's executive officers. The governance and nominating committee, as discussed above, reviews and recommends the compensation for directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company has a compensation committee comprised of three members, Messrs. Guidry, Noyes and Dyment, all of whom are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Subject to the powers and duties of the board, the compensation committee is required under its charter to perform the following duties:

  review and recommend corporate goals and objectives relative to the compensation of the Company's executive officers;

  determine the salary and benefits of the executive officers, subject to the terms of existing contractual arrangements;

  review terms of new executive officer contracts, amendments or renewal of existing executive officer contracts and make recommendations for approval of contracts to the board of directors;

  review the compensation of the directors in light of time commitments, competitive fees, risks and responsibilities and make recommendations for approval of directors' fees to the board of directors,

  based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel;

  administer the Company's stock option plan and determine its use, from time to time, as a form of incentive compensation for service providers;

  determine and recommend any other incentives/compensation plans from time to time;

  review and make recommendations to the board of directors on issues that arise in relation to any employment contract in force from time to time;

  review and approve severance arrangements for executive officers; and

  annually review this charter and propose amendments to be ratified by a simple majority of the board of directors.

The committee, upon the approval of the board of directors, may engage independent services for the provision of appropriate industry compensation data and trends.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company did not use a compensation consultant or advisor this past year to assist in determining compensation.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the committees set out above, the board of directors has established a reserves committee to assist the board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserve evaluators, and the performance of the Company's procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Messrs. Chase, Halpin Noyes and Guidry, all of whom are independent directors.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the board of directors with such recommendations as the committee may deem appropriate,

  providing a report of management and directors on oil and gas disclosure for the Company's annual information circular as prescribed in Form 51-101F3 of National Instrument 51-101;

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators;

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Company's information;

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements; and

  reviewing process and results in relation to the completion of the reserve evaluations.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The governance and nominating committee evaluates regularly the effectiveness and contribution of the board, the board Chair and the chair of each committee and the effectiveness and contribution of individual directors, having regard for the mandate of the board and position descriptions, attendance at board and committee meetings, overall contribution and, in the case of individual directors, the competencies and skills the individual director is expected to bring to the board. The board has adopted an annual board questionnaire to assist in the assessment of the functioning of the board of directors as a whole, and through an annual self-assessment which are all submitted to the governance and nominating committee Chair. The results of the board questionnaires are summarized and reviewed with the whole board. Also, all independent board members confirm their continued independence annually by completing a corresponding questionnaire.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as contained herein, there were no other material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed below, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR and EDGAR at www.sec.gov or by request to the Corporate Secretary of the Company at the following address:

TransGlobe Energy Corporation
Suite 2300, 250-5th Street SW
Calgary, Alberta
T2P 0R4

Phone: (403) 264-9888
Facsimile: (403) 770-8855

SCHEDULE "A"

CHARTER OF BOARD OF DIRECTOR GOVERNANCE

TransGlobe's Charter of Director Governance outlines the specific roles and duties of the Company's directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the board of directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards. Specific responsibilities are as follows:

Strategic Planning & Budgets

Meet at least annually in a strategy session to review and adopt the Company’s strategic business plan.

Review and adopt the Company’s corporate objectives, financial plans and budgets.

Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

Identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks.

Ensure that the risks are appropriate, thoroughly understood and studied and are in line with achieving our corporate goals.

Communication Review

Review annually the Company's Corporate Disclosure Policy and ensure that it is being followed.

Executive Personnel

Approve the hiring of senior officers.

Establish, and review annually, job descriptions for executive officers.

Monitor and measure senior officers’ performances.

Ensure all executive officers have current employment, non-competition and confidentiality agreements.

Review major Company organizational and staffing issues.

Succession planning for the CEO and other key officers.

Systems Integrity

Ensure that the Company maintains appropriate internal controls and management information systems.

Ensure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company’s own governing policies.

Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.

Ensure that Company has adopted a code of ethics for the company’s principal executive officer, senior financial officers and all employees. Review the Company code of ethics annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

Whistleblower Mechanism

Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law. The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

Ensure that the majority of Directors are "independent" as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

Appoint a Governance and Nominating Committee to nominate new board members as required and assess current directors’ performances.

Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

Ensure the Chairman of the board is an independent director.

Board Evaluation

Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

Annually review the size of the Board and the impact of that size on the effectiveness of the Board.

Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

Annually review the adequacy and form of all compensation paid Directors.

Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

Consider that Board committees should generally consist of outside directors.

Ensure that the directors on all committees be independent and unrelated directors.

Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

Governance and Nominating Committee

Assign general responsibility for governance to the Governance and Nominating Committee.

General Board to review annually the Governance and Nominating Committee Charter and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Ensure proper orientation for new directors.

Audit Committee

Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company’s financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company’s systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company’s auditors.

Ensure that all committee members are independent.

General Board to review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Nominate a Financial Expert to the Board of Directors and appoint to the Audit Committee.

Reserves Committee

Assign general responsibility to the Reserves Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company’s independent Reserves evaluators, and performance of the Company’s procedures for providing information to the independent Reserves evaluator.

General Board to review the Reserves Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation Committee

Assign general responsibility for senior executive compensation to the Compensation Committee, including a review of compensation and performance in relation to Corporate Objectives.

Produce annually a report on executive compensation for inclusion in Company’s annual management information circular.

General Board to review the Compensation Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire Board.

Review annually the Company's incentive stock option plan.

Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

Ensure that individual directors are permitted to engage outside advisors at the Company's expense.

General

Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.